UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2016 First Quarter Results

First Quarter Net Earnings of $9.5 million ($0.16 diluted earnings per share) and Adjusted EBITDA* of $24.0 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA – May 10, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the first quarter ended March 31, 2016. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information you may refer to the Company’s management’s discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2016.

First Quarter 2016 Highlights (as compared to first quarter 2015):

•	The South Carolina Flood(1) had a negative impact of approximately $5 million of lost sales of masking tape and stencil products, and reductions in gross profit, net earnings and adjusted EBITDA* of approximately $3 million.

•	Revenue increased 1.0% to $190.8 million primarily due to increased sales volume and the TaraTape and Better Packages acquisitions, partially offset by a decrease in average selling price, including the impact of product mix and the South Carolina Commissioning Revenue Reduction(2).

•	Gross margin increased to 21.5% from 19.6% primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of manufacturing cost reduction programs, partially offset by an unfavourable product mix variance and the impact of the South Carolina Flood.

•	Selling, general and administrative expenses (“SG&A”) increased $5.3 million to $23.4 million primarily due to increases in stock-based compensation expense, variable compensation expense, additional SG&A in 2016 derived from the Better Packages and TaraTape acquisitions, and employee related costs to support growth initiatives in the business.

•	Net earnings decreased $2.2 million to $9.5 million primarily due to increases in SG&A and manufacturing facility closure charges relating to the South Carolina Flood. These unfavurable impacts on net earnings were partially offset by an increase in gross profit and a decrease in income tax expense.

•	Adjusted EBITDA* increased 2.0% to $24.0 million primarily due to an increase in gross profit and additional adjusted EBITDA* from the Better Packages and TaraTape acquisitions in 2015, partially offset by an increase in SG&A.

•	Cash flows from operating activities decreased by $2.2 million to an outflow of $1.3 million.

•	Free cash flows* decreased by $2.7 million to an outflow of $10.8 million.

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	On February 16, 2016, the Company announced that it will invest $44 to $49 million in the construction of a greenfield manufacturing facility in Cabarrus County, North Carolina, with a goal to increase its manufacturing capacity of water-activated tapes by the end of 2017.

•	On May 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on June 30, 2016 to shareholders of record at the close of business on June 15, 2016. These dividends were designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are pleased with our results in the first quarter as revenue, gross margin and adjusted EBITDA were in-line with our expectations and on track to achieve our outlook for the year,” indicated Greg Yull, President and CEO. “As expected, year over year revenue continued to be primarily impacted by lower selling prices reflecting decreased petroleum-based raw material costs. However, our gross margin benefited as we were able to realize an increase in the spread between selling prices and raw material costs.

“We are also pleased so far with the integration process, along with the revenue and profit contribution of the Better Packages and TaraTape acquisitions completed last year.

“Lastly, the overall progress made at the Blythewood facility in the duct and masking tape production process remain on target for the achievement of the full expected annual cost savings by the beginning of 2017. In fact, this quarter represents the first quarter in which this project has yielded a positive impact on our financial results and we completed the transfer of all masking tape production to the Blythewood facility in April 2016, including the products that were temporarily being produced in our Marysville facility as a result of the South Carolina Flood,” concluded Mr. Yull.

Outlook

•	The Company expects gross margin for 2016 to be between 22% and 24% and to reach the upper end of this range by the fourth quarter.

•	Adjusted EBITDA* for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance proceeds, the timing of the recovery of the insurance proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	Excluding the potential impacts of the South Carolina commissioning accounting adjustments, the Company expects revenue, gross margin and adjusted EBITDA* in the second quarter of 2016 to be greater than in the second quarter of 2015.

(1)	The “South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.
(2)	The “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Conference Call

A conference call to discuss the Company’s 2016 first quarter results will be held Tuesday, May 10, 2016, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor-relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 98146019. The recording will be available from May 10, 2016 at 1:00 P.M. until June 10, 2016 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about the Company, visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the South Carolina Project, including the expected timeline and expected annual cost savings; the expected 2016 manufacturing cost reductions apart from the South Carolina Project; the new greenfield investment project to expand the capacity of water-activated tapes and the related capital expenditures for this new investment project; the Company’s second quarter and full year 2016 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue; and the Company’s dividends, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31
	2016	2015
	$	$
Revenue	190,816	189,009
Cost of sales	149,720	151,994

Gross profit	41,096	37,015

Selling, general and administrative expenses	23,384	18,127
Research expenses	2,542	2,066

	25,926	20,193

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	16,822

Manufacturing facility closures, restructuring and other related charges	1,733	660

Operating profit	13,437	16,162

Finance costs (income)
Interest	982	616
Other income, net	(91)	(641)

	891	(25)

Earnings before income tax expense	12,546	16,187
Income tax expense
Current	2,076	1,063
Deferred	940	3,346

	3,016	4,409

Net earnings	9,530	11,778

Earnings per share
Basic	0.16	0.19
Diluted	0.16	0.19

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31
	2016	2015
	$	$
OPERATING ACTIVITIES
Net earnings	9,530	11,778
Adjustments to net earnings
Depreciation and amortization	7,235	6,734
Income tax expense	3,016	4,409
Interest expense	982	616
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	528	37
Stock-based compensation expense (benefit)	1,594	(19)
Pension and other post-retirement benefits expense	707	600
Gain on foreign exchange	(328)	(861)
Impairment of asset	28	—
Other adjustments for non cash items	94	175
Income taxes paid, net	(199)	(110)
Contributions to defined benefit plans	(178)	(599)

Cash flows from operating activities before changes in working capital items	23,009	22,760

Changes in working capital items
Trade receivables	(6,541)	(5,286)
Inventories	(10,692)	(13,820)
Parts and supplies	(464)	(285)
Other current assets	2,456	2,907
Accounts payable and accrued liabilities	(9,114)	(5,798)
Provisions	22	405

	(24,333)	(21,877)

Cash flows from operating activities	(1,324)	883

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9,494)	(8,983)
Proceeds from disposals of property, plant and equipment	13	40
Other assets	(26)	1
Purchases of intangible assets	(37)	(74)

Cash flows from investing activities	(9,544)	(9,016)

FINANCING ACTIVITIES
Proceeds from long-term debt	64,635	98,839
Repayment of long-term debt	(47,363)	(61,267)
Other financing activities	—	(27)
Interest paid	(815)	(624)
Proceeds from exercise of stock options	115	37
Repurchases of common shares	(1,697)	(3,923)
Dividends paid	(7,509)	(7,303)

Cash flows from financing activities	7,366	25,732

Net (decrease) increase in cash	(3,502)	17,599
Effect of foreign exchange differences on cash	160	(1,658)
Cash, beginning of period	17,615	8,342

Cash, end of period	14,273	24,283

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2016 (Unaudited)	December 31, 2015 (Audited)
	$	$
ASSETS
Current assets
Cash	14,273	17,615
Trade receivables	85,819	78,517
Inventories	112,496	100,551
Parts and supplies	15,824	15,265
Other current assets	6,499	8,699

	234,911	220,647
Property, plant and equipment	201,657	198,085
Goodwill	7,476	7,476
Intangible assets	12,304	12,568
Deferred tax assets	46,879	45,308
Other assets	3,235	3,178

Total assets	506,462	487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,845	82,226
Provisions	2,130	2,209
Installments on long-term debt	5,733	5,702

	83,708	90,137
Long-term debt	165,129	147,134
Pension and other post-retirement benefits	30,030	29,292
Other liabilities	2,518	1,029
Provisions	2,974	2,942

	284,359	270,534

SHAREHOLDERS’ EQUITY
Capital stock	346,632	347,325
Contributed surplus	24,405	23,298
Deficit	(132,129)	(133,216)
Accumulated other comprehensive loss	(16,805)	(20,679)

	222,103	216,728

Total liabilities and shareholders’ equity	506,462	487,262

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Net earnings	9.5	17.5	11.8
Interest and other finance costs (income)	0.9	1.5	(0.0)
Income tax expense (benefit)	3.0	(4.4)	4.4
Depreciation and amortization	7.2	10.6	6.7

EBITDA	20.7	25.2	22.9
Manufacturing facility closures, restructuring and other related charges	1.7	2.7	0.7
Stock-based compensation expense (benefit)	1.6	2.3	(0.0)
Impairment (reversal) of long-lived assets and other assets	0.0	(5.8)	(0.0)
Loss (gain) on disposal of plant, property and equipment	(0.0)	0.2	0.0

Adjusted EBITDA	24.0	24.6	23.5

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2016	2015	2015
	$	$	$
Cash flows from operating activities	(1.3)	41.9	0.9
Less purchases of property, plant and equipment	(9.5)	(8.5)	(9.0)

Free cash flows	(10.8)	33.3	(8.1)